             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        FORM 11-K


   X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934
        FOR THE CALENDAR YEAR ENDED DECEMBER 31, 2001

                             OR

     TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934
    FOR THE TRANSITION PERIOD FROM _______ TO ___________



                   Commission file number
                           1-8400



A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:


$uper  $aver  -  A  401(k)  Capital  Accumulation  Plan  for
Employees of Participating AMR Corporation Subsidiaries


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office.


                    AMR CORPORATION
                    4333 Amon Carter Blvd
                    Fort Worth, TX 76155

                        EXHIBIT INDEX


                                             Located at
                                             Page Number

Exhibit

(23) CONSENT OF EXPERTS AND COUNSEL:

     23.1 Consent of Ernst & Young LLP           14

                         SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Benefits Administation Commitee of AMR Corporation, which administers $uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

                              $uper $aver - A 401(k) Capital
                              Accumulation     Plan      for
                              Employees of Participating AMR
                              Corporation Subsidiaries


                              /s/ Charles D. MarLett
                              ____________________________

                              Charles D. MarLett
                              Corporate Secretary





Date: June 24, 2002

      Financial Statements and Supplemental Schedule
      $uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries
      As of December 31, 2001 and 2000, and for the Year ended December 31, 2001










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    $uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries

                    Financial Statements
                  and Supplemental Schedule


              As of December 31, 2001 and 2000,
          and for the Year ended December 31, 2001




                          Contents

Report of Independent Auditors                                 1

Audited Financial Statements

Statements of Net Assets Available for Benefits                2
Statement of Changes in Net Assets Available for Benefits      3
Notes to Financial Statements                                  4


Supplemental Schedule

Schedule H; Line 4i -Schedule of Assets (Held At End of Year) 12

               Report of Independent Auditors

AMR Corporation
Plan Administrator

We have audited the accompanying statements of net assets available for benefits of $uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                   /s/ Ernst & Young LLP
                                   _____________________
May 13, 2002                       Ernst & Young LLP


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    $uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries

       Statements of Net Assets Available for Benefits

                                                    December 31
                                                  2001       2000
                                                   (In Thousands)
Assets
Investments                                  $ 3,856,266  $ 3,401,818
Contributions receivable                          17,203        5,573
Interest and dividends receivable                  7,385        8,779
Other receivable                                   2,000        8,615
Total assets                                   3,882,854    3,424,785

Liabilities
Other payables                                        -           727
Total liabilities                                     -           727
Net assets available for benefits            $ 3,882,854  $ 3,424,058

See accompanying notes.

    $uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries

      Statement of Changes in Net Assets Available for Benefits

                Year ended December 31, 2001
                       (In Thousands)

Contributions:
Employee                                               $ 621,500
Employer                                                  15,805
                                                         637,305

Interest and dividends                                    97,585
Net depreciation in fair value of investments           (171,048)
Distribution payments                                   (106,305)
Transfer to the Plan                                       6,706
Administrative expenses                                   (5,447)
Increase in net assets available for benefits            458,796

Net assets available for benefits at beginning of year 3,424,058
Net assets available for benefits at end of year     $ 3,882,854

See accompanying notes.

$uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries

                Notes to Financial Statements

                     December 31,2001

1. Plan Description

General

$uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries (the Plan) is a contributory program for employees of participating subsidiaries of AMR Corporation (AMR), including American Airlines, Inc. (American, a wholly owned subsidiary of AMR). The Plan allows tax-deferred savings by eligible employees to provide funds for their retirement. The Plan is intended to meet the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code), as well as the requirements of the Employee Retirement Income Security Act of 1974, as amended
(ERISA).   Participants  should  refer  to   the   Summary   Plan
Description for more complete information.

The Plan is administered by two committees, the Pension Benefits Administration Committee and the Pension Asset Administration Committee, whose members are appointed by the Board of Directors of AMR or its designee. Towers Perrin provides recordkeeping and other contract administration services for the Plan. State Street Bank and Trust Company serves as Plan trustee. During 2002, the Company will change service providers relating to its recordkeeping and other contract administration services and its Plan trustee.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 29, 1998, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Eligibility

Employees are eligible to participate in the Plan as soon as administratively possible following the employee's hire date.

Contributions

The Plan is voluntary and provides that each participant may elect to allow the employer to deduct from the participant's compensation contributions to the Plan as provided by the provisions of the Plan on either a before-tax or after-tax basis. Such contributions are subject to certain limitations in accordance with provisions of the Code.

American makes contributions to the Plan for Flight Engineers equal to six percent of their annual eligible compensation.

AMR Eagle Holding Corporation (AMR Eagle, a wholly owned subsidiary of AMR), makes contributions for its employee participants with less than ten years of service in an amount up to 50 percent of the first six percent of each participant's salary. Employee participants with ten years or more of service are eligible to receive 50 percent of the first eight percent of each participant's salary.

Effective January 1, 2001, American provided its current, non-contract employees a one-time option to remain in the American Airlines, Inc. Retirement Benefit Plan for Agents, Management, Specialists, Support Personnel and Officers (the Pension Plan) or discontinue accruing future credited service in the Pension Plan at January 1, 2001, and elect to receive a company match up to
5.5 percent of employee contributions of pensionable earnings, as defined, to the Plan. Employees who were hired prior to December 31, 1999, who did not make the election by the deadline date, continued to accrue benefits under the Pension Plan, and do not receive a company match from the Plan. Employees hired on or after January 1, 2000, who did not make the election by the option date, were eligible for the Plan's employer match after the completion of one year of service, and receive no benefits under the Pension Plan.

On April 9, 2001, American purchased substantially all of the assets and assumed certain liabilities of Trans World Airlines, Inc. (TWA). On that date, TWA employees became eligible to participate in the Plan and could elect to transfer their existing TWA defined contribution plan account balance into the Plan. As a result, approximately $210 million of TWA rollovers are included in employee contributions for the year ended December 31, 2001. By December 31, 2001, the employer match for former TWA employees was eliminated.

Participants are immediately vested in their contributions plus earnings thereon. Full vesting in the employer contribution portion of each participant's account plus earnings thereon occurs after five years of service, as defined by the Plan.

Distributions

In accordance with the Plan document and as allowed under Section 401(k) of the Code, distributions of participants' before-tax contributions are available upon retirement, death, disability, or separation from service and in amounts necessary to satisfy a financial hardship as determined by the Pension Benefits Administration Committee, in accordance with the Plan, and the provisions of the Code. Participants may withdraw after-tax contributions at any time.

Loans

The Plan provides a loan program which is administered in accordance with the provisions of Section 72(p) of the Code and the Department of Labor's Regulation 2550.408 b-1. This program allows loans of up to 50 percent of each participant's before-tax contribution account balance, subject to a maximum of $50,000. Interest rates are based on the prime interest rate minus one percent at the time the loan is made.

Forfeitures

If a participant terminates employment prior to vesting, the forfeited amounts shall be applied first to restore re-employed participants and then to reduce future employer contributions.

Plan Termination

While AMR has not expressed any intent to discontinue the Plan, the Board of Directors of AMR may terminate the Plan for any reason, at any time. If the Plan is terminated, each participant will become fully vested in his/her account balance.

Transfer to the Plan

During 2001, final assets in the amount of $6,706,313 were transferred into the Plan in conjunction with AMR Eagle's purchase of Business Express, Inc. in March 1999.


2. Summary of Significant Accounting Policies

Investments

Investments  of  the  Plan  include  shares  in  the   investment
portfolios  of  the  American AAdvantage  Funds  (the  AAdvantage
Funds), a diversified management investment company registered under the Investment Company Act of 1940, as well as six additional mutual fund families. The AAdvantage Funds are managed by AMR Investment Services, Inc., a wholly owned subsidiary of AMR Corporation. Effective July 1, 2001, Plan assets can also be invested in shares of common stock of AMR (the Company Stock
Fund). Plan participants can elect to invest up to 10 percent of their fund balance in the Company Stock Fund.

Investments in the AAdvantage Funds and other mutual funds are carried at published per share net asset value. Net asset value is based on the fair market value of each AAdvantage Fund's or mutual fund's underlying assets and liabilities at the date of determination. The Company Stock Fund is valued based on quoted market prices. Participant loans are valued at cost which approximates fair value. State Street Bank and Trust Company is the carrier of the Short-Term Investment Fund and this fund is valued at cost which approximates fair value.

A portion of the Plan's assets is also invested in demand deposits in the American Airlines Federal Credit Union (the Credit Union Fund). Investments in the Credit Union Fund are valued at cost plus accrued interest which approximates fair value.

Purchases and sales of securities are reflected on the trade dates.

Net Depreciation in Fair Value of Investments

The net depreciation in fair value of investments includes realized and unrealized investment gains and losses as well as capital gains distributions. Realized gains or losses on the disposal of securities are determined on the basis of the average cost of securities sold, while unrealized gains or losses are determined on the basis of the cost of securities held at the end of the year. Capital gains are determined by the management of the American AAdvantage Funds or other mutual funds.

Investment Income

Investment income is allocated to participants' accounts based on their pro rata balances within each fund. Dividend and interest income is recorded as earned on the accrual basis.

Contributions

Contributions are recorded when payroll deductions are made for Plan participants.

Distributions

Distributions are recorded when paid.

Expenses

Administrative expenses are paid by the Plan and are recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Accounting

The Plan's financial statements have been prepared on the accrual basis of accounting.

3. Investments

The fair values of the investments of the Plan at December 31 are summarized in the following table. An (*) represents investments greater than five percent of total Plan assets (in thousands).

                                                  December 31
                                               2001            2000

American AAdvantage Large Cap Value Fund       $687,745*      $736,283*


American  AAdvantage Short-Term  Bond Fund       80,725          56,443


American AAdvantage Intermediate Bond Fund       99,681          48,937

American AAdvantage Balanced Fund               267,179 *       255,854 *

American AAdvantage International Equity Fund   242,323 *       354,275 *


American  AAdvantage  S&P  500  Index Fund      228,121 *       316,959 *

American AAdvantage Small Cap Value Fund        176,665          53,047


American   Airlines  Federal   Credit
Union Demand    Deposits                        773,048 *       527,116 *

State Street Bank And Trust Company
Short-Term     Investment Fund                    1,703           1,312

Participant Loans                               188,444         161,166

American AAdvantage Emerging  Markets Fund        6,241           2,762

American AAdvantage International
Equity     Index Fund                             3,747           3,526

American  AAdvantage Small Cap  Index Fund       11,747          13,368

American AAdvantage Large Cap Growth Fund        29,785          16,530



                                                    December 31
                                                 2001           2000

Company Stock Fund                           $  12,265      $       -

T. Rowe Price Science & Technology Fund         41,636         55,126

T. Rowe Price Mid-Cap Growth Fund               96,962        104,404

Janus Fund                                     199,744 *      318,308 *

Fidelity Diversified International Fund         69,583         87,845

Fidelity Puritan Fund                           31,294         24,560

Fidelity U.S. Bond Index Fund                   67,756         22,156

Dreyfus Emerging Markets Fund                   16,663         12,704

Dreyfus Founders Discovery Fund                 56,275         79,624

Dreyfus Midcap Value Fund                      167,124         64,651

Dodge & Cox Stock Fund                         117,185         36,635

Berger Small Cap Value Fund                    182,397         48,227

American Select Cash Reserve Fund                  228              -

                                            $3,856,266     $3,401,818

4. Subsequent Events

Employees hired on or after January 1, 2002 will not be eligible for benefits under the Pension Plan but may elect to participate in the Plan.

Effective January 1, 2002, full vesting of the employer portion of each participant's account plus earnings thereon occurs after three years of service, as defined by the Plan.

              Supplemental Schedule

  $uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries

    Schedule H; Line 4i- Schedule of Assets (Held At End of Year)

                         EIN: 13-1502798
                           Plan#:013

                        December 31, 2001

                                  (c)
           (b)           Description of Investment
    Identity of Issue,    Including Maturity Date,
      Borrower,              Rate of Interest,             (e)
    Lessor, or Similar     Collateral, Par, or           Current
(a)       Party               Maturity Value              Value

   American AAdvantage     American AAdvantage Large
    Funds                   Cap Value Fund               $687,744,498

   American AAdvantage    American AAdvantage Short-
    Funds                   Term Bond Fund                 80,725,384

   American AAdvantage     American AAdvantage
    Funds                   Intermediate Bond Fund         99,680,547

   American AAdvantage     American AAdvantage
    Funds                   Balanced Fund                 267,178,890

   American AAdvantage     American AAdvantage
    Funds                   International Equity Fund     242,323,069

   American AAdvantage     American AAdvantage S&P 500
    Funds                   Index Fund                    228,120,610

   American AAdvantage     American AAdvantage Small
    Funds                   Cap Value Fund                176,664,927

 * American Airlines      Demand deposit accounts         773,048,361
    Federal Credit Union

 * Plan participants      Participant loans, 6% to
                           12%, maturing through 2014     188,443,396

 * State Street Bank &     State Street Bank & Trust
    Trust Company           Company Short-Term Investment
                             Fund                           1,703,339

   American AAdvantage     American AAdvantage
    Funds                   Emerging Markets Fund           6,241,350

   American AAdvantage     American AAdvantage International
    Funds                    Equity Index Fund              3,746,686




$uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries

    Schedule H; Line 4i- Schedule of Assets (Held At End of Year)
                         (Continued)

                       EIN: 13-1502798
                          Plan#:013

                       December 31, 2001

                                   (c)
           (b)           Description of Investment
    Identity of Issue,    Including Maturity Date,
      Borrower,              Rate of Interest,             (e)
    Lessor, or Similar     Collateral, Par, or           Current
(a)       Party               Maturity Value              Value




   American AAdvantage     American Aadvantage Large
    Funds                   Cap Growth Fund             $ 29,784,655

   American AAdvantage     American AAdvantage Small
    Funds                   Cap Index Fund                11,746,766

 * AMR Corporation         $1 par, Common Stock           12,264,444

   T. Rowe Price           T. Rowe Price Science &
    Associates, Inc.        Technology Fund               41,636,476

   T. Rowe Price           T. Rowe Price Mid-Cap
    Associates, Inc.        Growth Fund                   96,961,895

   Janus Services          Janus Fund                    199,744,289
    Corporate

   Fidelity Institutional  Fidelity Diversified
    Retirement Services     International Fund
    Company                                               69,583,053

   Fidelity Institutional  Fidelity Puritan Fund
    Retirement Services
    Company                                               31,294,287

   Fidelity Institutional  Fidelity U.S. Bond Index
    Retirement Services     Fund
    Company                                               67,755,941

   Dreyfus Services        Dreyfus Emerging Markets
    Corporation             Fund                          16,663,280

   Dreyfus Services        Dreyfus Founders Discovery
    Corporation             Fund                          56,275,268

   Dreyfus Services        Dreyfus Midcap Value Fund     167,123,706
    Corporation

   Dodge & Cox            Dodge & Cox Stock Fund         117,184,841


   Berger LLC             Berger Small Cap Value Fund    182,397,414


   American Select         Cash Reserve Fund                 228,215

                                                      $3,856,265,587

*Party-in-interest

Column (d) is not applicable as all investments are participant directed.

                                                     EXHIBIT 23.1


              Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-61116) pertaining to the $uper $aver
- A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries of our report dated May 13, 2002, with respect to the financial statements and supplemental schedule of $uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries included in this Annual Report (Form 11-K) for the year ended December 31, 2001.


                                   /s/ Ernst & Young LLP
                                   _____________________
Dallas, Texas                      Ernst & Young LLP
June 24, 2002
















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